Bala Enzyme Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet

Bala Enzyme Inc.

As of December 31, 2025

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
10000 Bank	
10005 BOA 7303	242,626.46
10010 PayPal Bank	-1,574.00
Total for 10000 Bank	**$241,052.46**
10100 Cash	0.00
Total for Bank Accounts	**$241,052.46**
Accounts Receivable	
Accounts Receivable (A/R)	-834.78
Total for Accounts Receivable	**-$834.78**
Other Current Assets	
11000 Prepaid Expense	0.00
12000 Undeposited Funds	0.00
13010 Inventory	107,055.31
13100 Inventory Reserve	18,490.62
Total for 13010 Inventory	**$125,545.93**
Clearing Accounts	
14015 Amazon Clearing Account	0.00
14017 Amazon Carried Balances	1,855.31
14020 Shopify Clearing Account	93.24
14025 Shopify Carried Balances	594.43
14030 Stripe Clearing Account	140.77
14070 Amazon Deferred Revenue	27,430.83
Total for Clearing Accounts	**$30,114.58**

Inventory Asset	0.00
Other Current Assets	0.00
Total for Other Current Assets	**$155,660.51**
Total for Current Assets	**$395,878.19**
Fixed Assets	
15005 Organization Cost	2,815.00
16005 Accumulated Amortization	-548.00
Total for Fixed Assets	**$2,267.00**
Total for Assets	**$398,145.19**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
22000 Accounts Payable (A/P)	0.00
Total for Accounts Payable	**$0.00**
Credit Cards	
23000 Credit Card	
23005 Bank of America CC (3361)	134,137.63
23010 Amex Credit Card 21009	702.05
Total for 23000 Credit Card	**$134,839.68**
Total for Credit Cards	**$134,839.68**
Other Current Liabilities	
22100 Vendor Liability	0.00
24005 Amazon Sales Tax Collected	0.02
24010 Shopify Sales Tax Collected	-69.86
Clearco Finance	1,458.65
PayPal Loan	103,135.84
Payroll Tax Payable	0.00
Shopify Capital Loan Payable	1,385.89
Shopify Gift Card Liabilities	35.00
Total for Other Current Liabilities	**$105,945.54**

Total for Current Liabilities	**$240,785.22**
Long-term Liabilities	
28005 Shareholder Note Payable	0.00
28010 Founders Bridge Loan	137,500.00
28015 Investor Loan	50,000.00
28020 Lendistry Loan	6,792.82
28025 Small Business Fin.	11,243.24
Total for Long-term Liabilities	**$205,536.06**
Total for Liabilities	**$446,321.28**
Equity	
Opening Balance Equity	0.00
SAFE NOTE Series Seed 2	0.00
Seed Round	985,900.00
Seed Round 2	839,999.16
Seed Round- Founders	1,095,018.05
33000 Retained Earnings	-2,595,548.18
Net Income	-373,545.12
Total for Equity	**-$48,176.09**
Total for Liabilities and Equity	**$398,145.19**

Accrual Basis Wednesday, March 11, 2026 02:43 PM GMTZ

Profit and Loss

Bala Enzyme Inc.

January-December, 2025

Distribution account	Total
Income	
40000 Sales	
40005 DTC Sales	309,154.75
40010 Wholesale Sales	82,649.76
40050 Shipping	3,067.89
Total for 40000 Sales	**$394,872.40**
40100 Discounts, Returns, & Allowances	
40110 DTC Discount, Returns, & Allowances	-35,766.23
40150 Wholesale Discount, Returns, & Allowances	-40,312.71
40180 Other Discount, Returns, & Allowances	-5,810.19
Total for 40100 Discounts, Returns, & Allowances	**-$81,889.13**
Total for Income	**$312,983.27**
Cost of Goods Sold	
50000 Cost of Goods Sold	
50010 DTC Product COGS	98,684.87
50020 Wholesale Product COGS	51,242.85
Total for 50000 Cost of Goods Sold	**$149,927.72**
Total for Cost of Goods Sold	**$149,927.72**
Gross Profit	**$163,055.55**
Expenses	
60000 Payroll Expenses	
60300 Contractors	15,798.93
Total for 60000 Payroll Expenses	**$15,798.93**
70000 Distribution Expenses	
70500 Outbound Freight	55,480.10
70600 Operations Consulting & Certification	1,875.00

Total for 70000 Distribution Expenses	**$57,355.10**
80000 Sales Expense	
80100 Sales Consultants	16,062.50
80300 Demos & Sampling	100.00
Total for 80000 Sales Expense	**$16,162.50**
85000 Marketing Expense	
85100 Marketing Consultants	24,395.92
85200 Influencer	1,500.00
85300 Creative & Design	43,100.00
85400 Marketing Materials	4,317.52
85600 Amazon Advertising	88,871.27
85700 Online Advertising	19,459.30
85800 Retail Marketing	660.00
85910 Trade Shows	11,707.81
Total for 85000 Marketing Expense	**$194,011.82**
90000 Gen. & Admin	
90200 Legal	36,517.40
90300 Professional Services	84,220.50
90400 Shopify Fees	7,347.03
90500 Amazon Fees	32,663.62
90600 Paypal Fees	91.24
90900 Insurance	11,056.58
91000 Permits & Licenses	706.86
91100 Meals & Entertainment	1,612.56
91200 Dues & Subscriptions	11,173.57
91400 Software	10,231.60
91700 Travel	2,523.09
91800 Bank Charges & Fees	565.81
Total for 90000 Gen. & Admin	**$198,709.86**
Total for Expenses	**$482,038.21**
Net Operating Income	**-$318,982.66**

Other Income	
71000 Other Income	400.00
Total for Other Income	**$400.00**
Other Expenses	
72005 Taxes Paid	816.00
72015 Interest Expense	54,146.46
Total for Other Expenses	**$54,962.46**
Net Other Income	**-$54,562.46**
Net Income	**-$373,545.12**

Accrual Basis Wednesday, March 11, 2026 02:44 PM GMTZ

Statement of Cash Flows

Bala Enzyme Inc.

January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-373,545.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
13010 Inventory	41,970.69
13100 Inventory:Inventory Reserve	-55,489.62
14015 Clearing Accounts:Amazon Clearing Account	3,335.98
14017 Clearing Accounts:Amazon Carried Balances	-4,224.44
14020 Clearing Accounts:Shopify Clearing Account	-695.34
14025 Clearing Accounts:Shopify Carried Balances	-594.43
14030 Clearing Accounts:Stripe Clearing Account	25.02
14070 Clearing Accounts:Amazon Deferred Revenue	-22,643.93
22100 Vendor Liability	-34,000.00
23005 Credit Card:Bank of America CC (3361)	-2,438.30
23010 Credit Card:Amex Credit Card 21009	702.05
24005 Amazon Sales Tax Collected	0.00
24010 Shopify Sales Tax Collected	-269.01
Accounts Receivable (A/R)	7,565.52
Clearco Finance	-3,029.00
Other Current Assets	0.00
PayPal Loan	57,514.55
Shopify Capital Loan Payable	758.09
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$11,512.17**
Net cash provided by operating activities	**-$385,057.29**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
28005 Shareholder Note Payable	-400,000.00

28010 Founders Bridge Loan	137,500.00
28020 Lendistry Loan	-7,866.27
28025 Small Business Fin.	-27,066.52
SAFE NOTE Series Seed 2	0.00
Seed Round	80,900.00
Seed Round 2	839,999.16
Net cash provided by financing activities	**$623,466.37**
NET CASH INCREASE FOR PERIOD	**$238,409.08**
Cash at beginning of period	**$2,643.38**
CASH AT END OF PERIOD	**$241,052.46**

Wednesday, March 11, 2026 02:45 PM GMTZ

Bala Enzyme Inc.
Statement of Changes in Equity

Accounts	2025 (USD)
Opening balance of stockholders' equity	(595,530.13)
Issuance of stock (Seed Round & Seed Round 2)	920,899.16
Net loss	(373,545.12)
Closing balance of stockholders' equity	(48,176.09)

Unaudited

Bala Enzyme Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Bala Enzyme Inc. (the "Company") is a corporation organized on February 19, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.